Date
12 July 2007 Subject File No. 1-13980 Your letter of 20 June 2007 Your reference Form 20-F 2006 Our reference
United States Securities and Exchange Commission Division of Corporation Finance Attn. Mr. Larry Spirgel, Assistant Director Mail Stop 3720 Washington, D.C. 20549 U.S.A.

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s responses to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 20, 2007, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed with the Commission on March 1, 2007.  For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.

General

1.
We note an article from September 2005 that reports your subscribers can use Iran’s mobile roaming network.  We also note that your website lists rates for Cuba, Iran, Sudan and Syria.  These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls.  Please describe your current, past and anticipated operations in and contacts with these countries, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism.  Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk of your security holders.

Company Response:

As a main provider of international telecommunications services to customers in The Netherlands, Germany and Belgium (“KPN costumers”), the Company enters into interconnection and roaming agreements with communications providers around the world.

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The Company currently has direct interconnection agreements with over 900 destinations for services terminating or originating in approximately more than 230 countries and territories, including with and via providers in Cuba, Iran, the Sudan and Syria.  These interconnection agreements govern the delivery of international calls to the Company’s networks from such providers (or calls routed through such providers), which is also referred to as the termination of calls on the Company’s networks, as well as the delivery of calls originating from the Company’s networks to the networks of such providers, which is also referred to as the termination of such calls on the networks of such providers.  Where incoming international calls are terminated into our networks in the countries to which such calls are directed by foreign customers, including customers in Cuba, Iran, the Sudan and Syria, the Company receives revenue from such foreign customers from whose networks such calls originated.  For outgoing calls originating in countries serviced by the Company that are carried on the Company’s networks, and that finally terminate on the networks of such foreign providers, the Company receives revenue from the customers who originate such traffic and pays termination costs to such foreign providers, including providers in Cuba, Iran, the Sudan and Syria.  The Company has also entered into agreements with telecommunications service providers around the world pertaining to other voice, data, IP and mobile services, including with providers in Iran, the Sudan and Syria. KPN has no direct agreements with operators in Cuba to terminate traffic into Cuba. KPN uses other carriers to terminate traffic into Cuba.

The Company currently has roaming agreements with approximately 300 network operators in approximately more than 230 countries, including Cuba, Iran, the Sudan and Syria. Roaming is the ability for a cellular customer to automatically make and receive voice calls, send and receive data, or access other services when travelling outside the geographical coverage area of the home network, by means of using a visited network.

The Company does not believe that its business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms and does not believe that such operations or contacts constitute a material investment risk to the Company's security holders. Please see the Company's response to comment 2 below for a discussion of the reasons underlying this conclusion.

2.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets

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invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states.  Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Company Response:

The Company does not believe that its business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms for the following reasons:

a.  Quantitative Analysis

(I) The Company derives revenue from the interconnection agreements between the Company and the entities in Syria, Iran and the Sudan described in response to question 1 above (“SCIS customer revenues”).  For the 2006 fiscal year, the Company had total revenues of EUR 11,941 million, of which approximately EUR 1 million in the aggregate was attributable to SCIS customer revenues.

(II)  The Company also derives revenue from interconnection agreements with customers that are not located in, or owned and operated by the governments of Syria, Cuba, Iran or the Sudan for traffic terminating in these four countries (“non-SCIS customer revenues”); such revenue is not reflected in a. (I) above since it was not derived from the agreements discussed in the response to question 1 above.  For the 2006 fiscal year, the Company had less than EUR 1 million of non-SCIS customer revenues.

(III)  The Company derives revenues from roaming of KPN customers via network operators in Syria, Cuba, Iran and the Sudan. For the 2006 fiscal year, the Company had approximately EUR 2 million of such revenues.

(IV)  The Company derives revenues via non KPN customers using the KPN network to roam with network operators in Syria, Cuba, Iran and the Sudan. For the 2006 fiscal year, the Company had less than EUR 0.5 million of such revenues.

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(V)  The assets and liabilities associated with Cuba, Iran, the Sudan and Syria are directly related to the revenues generated in these countries.

b.  Qualitative Analysis

The Company believes that the business activities described under 1. above are also qualitatively immaterial in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value.  Specifically, the Company believes that such activities are immaterial because they represent the ordinary arrangements that any global provider of telecommunications services would have with providers all over the world. The Company believes investors expect that the Company is able to receive and terminate traffic around the world.  Almost all national telecom operators have similar networks of interconnection and roaming agreements with communications providers around the world. It is not possible to operate a telecommunication company in such a way that countries, which are from time to time identified as state sponsors of terrorism, are excluded from the above mentioned interconnection and roaming networks. Based on the foregoing, as well as the quantitative immateriality of the amount of revenues derived under agreements related to these countries, the Company believes that its business activities in Cuba, Iran, Syria and the Sudan are not material and do not pose material financial or reputational risks to the Company or its security holders.

Change in Accounting Policies, page 113

3.           We note your response to prior comment 2.  Please tell us in more detail why:

a)	The changes in the Euro yield curve were initially determined to be the ineffective portion of the cash flow hedges.
b)	The ineffectiveness recognized in the income statement is cumulatively zero over the lifetime of the swap.
c)	The new accounting policy of including the effect of the changes in the Euro yield curve does not require the discontinuation of the hedge accounting. In this regard, tell us how you concluded that the formal designation and documentation did not change under paragraph 88(a) of IAS 39. Further, we note in paragraph AG107 of IAS 39 that the “entity’s documentation of its hedging strategy includes its procedures for assessing effectiveness.”

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Ad. a)	The changes in the Euro yield curve were initially determined to be the ineffective portion of the cash flow hedges.

Company Response:

Initially we have tested for effectiveness where we concluded that the cash flow hedges are highly effective and subsequently we have measured the ineffectiveness for income statement purposes in accordance with paragraph 96 of IAS 39 as follows:

The fair value of a cash flow hedge to be recorded in equity (hedge reserve) is the lesser of:
1)	the cumulative gain or loss on the hedging instruments from the inception of the hedge; and

2)	the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.

When measuring the ineffectiveness pursuant to this guidance we compared the risk elements of the bond with the risk elements of the derivative. These did not match as the USD bond (hedged item as described under 2) had two risk elements (currency risk from USD/EUR spot movements and interest rate risk from the USD) and the swaps (hedging instruments as described under 1) had three risk elements (currency risk from the USD spot movements, interest rate risk from the USD and interest rate risk from the EUR). Under the previous accounting policy the fair value changes arising from the EUR interest rate risk in determining the total cumulative changes in the fair value of the swap resulted from time to time in an accounting ineffectiveness in accordance with IAS 39.96, which was recorded in the income statement.

Ad. b)	The ineffectiveness recognized in the income statement is cumulative zero over the lifetime of the swap.

Company Response:

At inception of the hedge relationship the fair value of the swap was zero. Cumulative changes in the fair value of the swap over the entire period to maturity resulting from changes in the Euro interest curve will be zero. This is because the cumulative changes in the fair value of the swap resulting from changes in the Euro interest yield curve will converge to zero at maturity of the instrument. Consequently, the movements in the fair value of the swap due to changes in the Euro interest curve, which under the previous accounting policy were recorded as ineffective portion in the income statement, are cumulatively zero over the lifetime of the swap.

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Ad. c)
The new accounting policy of including the effect of the changes in the Euro yield curve does not require the discontinuation of hedge accounting. In this regard, tell us how you concluded that the formal designation and documentation did not change under paragraph 88(a) of IAS 39. Further, we note in paragraph AG107 of IAS 39 that the entity’s documentation of its hedging strategy includes its procedures for assessing effectiveness.

Company Response:

Under the new accounting policy the measurement of the ineffectiveness for income statement purposes has changed, as explained above. This measurement does not form part of the hedge documentation requirements of paragraph 88(a) and also not of paragraph AG 107 of IAS 39, because these paragraphs only refer to the effectiveness test to determine whether or not a hedge has been highly effective. Neither this effectiveness test nor any other required documentation of the hedge relationship changed as a result of the new accounting policy.

* * *
In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020).  Accounting questions may be addressed to Mr. Ingo Uytdehaage, Manager External Reporting of the Company (011-31-70-343-4628) and myself (011-31-70-451-0110).

Very truly yours,

Marcel Smits
Chief Financial Officer

Copy to:
Mr. Jack Guggenheim
Mr. Dean Suehiro
Mr. Kyle Moffatt